                                 FORM 11-K

                    SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



/ X /  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT         OF 1934 (FEE REQUIRED)

    For the fiscal year ended      December 31, 1993
                             ------------------------------

                            OR


/   /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE         ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from             to
                                  -------------  -------------


                Commission file number 1-2999
                                       ------

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   CHRIS-CRAFT INDUSTRIES, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   CHRIS-CRAFT INDUSTRIES, INC.
                        767 FIFTH AVENUE
                    NEW YORK, NEW YORK  10022

                      CHRIS-CRAFT INDUSTRIES, INC.
                      ---------------------------
                    EMPLOYEES' STOCK PURCHASE PLAN
                    ------------------------------



(a)  Financial Statements and Schedule

The financial statements listed on the accompanying index to financial statements and schedule included herein are filed as part of this report.

(b)  Consent:  Price Waterhouse  -  Exhibit I





                           SIGNATURE
                           ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                      CHRIS-CRAFT INDUSTRIES, INC.
                     EMPLOYEES' STOCK PURCHASE PLAN




                         By: ________________________
                         Joelen K. Merkel
                         Vice President and Treasurer
                         Chris-Craft Industries, Inc.



Date: June 21, 1994

              Report of Independent Accountants
              ---------------------------------

April 27, 1994


To the Plan Committee of
  Chris-Craft Industries, Inc.
  Employees' Stock Purchase Plan


In our opinion, the accompanying statements of net assets available for plan benefits, and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of Chris-Craft Industries, Inc. Employees' Stock Purchase Plan (the "Plan") at December 31, 1993 and 1992, and the changes in its financial status for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                    CHRIS-CRAFT INDUSTRIES, INC.
                    ---------------------------
                   EMPLOYEES' STOCK PURCHASE PLAN
                   ------------------------------
        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
        ----------------------------------------------------
                                                     December 31,
                                               -----------------------
                                                  1993         1992
                                               ----------- -----------
              ASSETS
              ------
INVESTMENTS IN CHRIS-CRAFT INDUSTRIES, INC.,
   at market:
   $1.40 convertible preferred stock; 246
    shares (cost $2,509) in 1993 and 247
    shares (cost $2,518) in 1992               $  263,210 $   228,559

   Class B common stock; 364,323 shares
    (cost $1,040,411) in 1993, 401,297 shares
    (cost $1,180,514) in 1992                  13,343,330  13,092,315

   Common stock; 469,804 shares
    (cost $8,119,381) in 1993, 465,405 shares
     (cost $7,265,606) in 1992                 17,206,572  15,183,838
                                              ----------- -----------
                                               30,813,112  28,504,712
                                              ----------- -----------
CASH AND CASH EQUIVALENTS                         150,056     154,502
                                              ----------- -----------
CONTRIBUTIONS RECEIVABLE:
  Participants                                     29,824      15,894
  Employer                                         29,824      15,894
                                              ----------- -----------
                                                   59,648      31,788
                                              ----------- -----------
           LIABILITIES
           -----------
DUE TO BROKERS                                    182,358     186,214
                                              ----------- -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $30,840,458 $28,504,788
                                              =========== ===========

         The accompanying notes to financial statements are an integral part of these statements.

                    CHRIS-CRAFT INDUSTRIES, INC.
                    ----------------------------
                   EMPLOYEES' STOCK PURCHASE PLAN
                   ------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
     ---------------------------------------------------------------
                                                Year Ended December 31,
                                       ----------------------------------------
                                          1993          1992           1991
                                       -----------   -----------    -----------
ADDITIONS:
   Contributions -
       Participant                     $   915,895   $   860,471    $   804,057
       Employer                            915,895       860,471        804,057
                                       -----------   -----------    -----------
                                         1,831,790     1,720,942      1,608,114

   Net unrealized appreciation in
     market value of investments         3,291,305     6,177,937        244,005

   Dividend and interest income            812,928       429,486        515,783
                                       -----------   -----------    -----------
                                         5,936,023     8,328,365      2,367,902
DEDUCTIONS:
   Distributions to participants
       upon termination or withdrawal   (3,600,353)   (1,343,777)    (2,269,104)

Excess contributions returned to
    plan participants                        -              -           (58,708)
                                       -----------   -----------    -----------
INCREASE IN PLAN EQUITY                  2,335,670     6,984,588         40,090

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, BEGINNING OF YEAR          28,504,788    21,520,200     21,480,110
                                       -----------   -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, END OF YEAR               $30,840,458   $28,504,788    $21,520,200
                                       ===========   ===========    ===========





                  The accompanying notes to financial statements are
                         an integral part of these statements.

                  CHRIS-CRAFT INDUSTRIES, INC.
                  ----------------------------
                 EMPLOYEES' STOCK PURCHASE PLAN
                 ------------------------------
                 NOTES TO FINANCIAL STATEMENTS
                 -----------------------------

(1)    UNREALIZED APPRECIATION OF INVESTMENTS:

Chris-Craft Industries, Inc. (the Company) Employees' Stock Purchase Plan (the
Plan) carries its investment in Chris-Craft common shares at market value. Chris-Craft Class B common shares, for which there is no trading market, and Chris-Craft $1.40 convertible preferred shares, which are traded infrequently, are carried at the market value of their respective underlying common shares. Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments, and is summarized as follows:

                                  Year Ended December 31,
                          -------------------------------------
                              1993         1992         1991
                          -----------  -----------  -----------
Unrealized appreciation,
   beginning of year      $20,056,074  $14,262,961  $15,139,774
Adjustments to reflect
   investments at
   market value             3,291,305    6,177,937      244,005
Stock dividends               811,328      427,558      512,910
Unrealized appreciation on
   investments distributed
    to participants        (2,507,895)    (812,382)  (1,633,728)
                          -----------  -----------  -----------
Unrealized appreciation,
    end of year           $21,650,812  $20,056,074  $14,262,961
                          ===========  ===========  ===========

Based on April 26, 1994 market values, the unrealized appreciation of Chris-Craft shares held by the Plan on December 31, 1993 was $20,517,106.

(2)    INVESTMENT PROGRAM, CONTRIBUTIONS AND DISTRIBUTIONS:

Under the provisions of the Plan, the employees of Chris-Craft and its subsidiaries who are participants in the Plan are required to contribute monthly, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of Chris-Craft common stock or $1.40 convertible preferred stock. The Company is required to contribute monthly 25% of the participants' aggregate contributions and may contribute an additional discretionary amount, so long as the Company's aggregate contribution is not greater than 100% of the participants' aggregate contributions for the year. The Company matched 100% of participants' aggregate contributions for the years ended December 31, 1993, 1992 and 1991.

The Plan provides for administration by a committee of at least three individuals appointed by the Chris-Craft Board of Directors, with the funds and securities being held in trust by CoreStates Bank, N.A., as Trustee. Company contributions may be made in cash or stock. Cash contributions of both participants and the Company are invested in Chris-Craft common stock; investment of cash in $1.40 convertible preferred stock also is authorized.

The number of employees participating in the Plan as of December 31, 1993, and the combined total of contributions of the Company and participants are as follows:
               Number of
              Participants            Contributions
                   at             Year Ended December 31,
              December 31,  ----------------------------------
Division          1993         1993        1992        1991
- - - --------      ------------  ----------  ----------  ----------

Corporate          18       $  207,654  $  221,266  $  193,660
Television        247        1,400,778   1,317,360   1,229,288
Industrial         53          223,358     182,316     185,166
                  ---       ----------  ----------  ----------
                  318       $1,831,790  $1,720,942  $1,608,114
                  ===       ==========  ==========  ==========

The shares credited to the account of each participating employee for Company contributions are determined generally on the basis of the employee's proportionate share of total employee contributions. Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan. Forfeiture of varying portions of the stock attributable to the Company's contributions results from termination of employment or withdrawal from the Plan within five years after the employee becomes a participant. Funds forfeited by participants who leave the Plan are generally reallocated to the accounts of the remaining participants in the Plan on the last day of the Plan year in which expiration of a one year period of severance from the date of termination occurs.

(3)    INVESTMENTS IN CHRIS-CRAFT INDUSTRIES, INC.:

Each share of $1.40 convertible preferred stock is redeemable by Chris-Craft at $40.00 and is convertible into common stock or Class B common stock as set forth below. Each share of Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and in general carries the same per share dividend and liquidation rights as a share of common stock, except that Chris-Craft's Board of Directors may at its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder, if he was the holder on November 10, 1986, to convert such share of $1.40 convertible preferred stock into 9.73794 shares of common stock and 19.47587 shares of Class B common stock and to 203.7 votes (10.03008, 20.06014 and 210.0, respectively, as adjusted for the 1994 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable.
Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 29.21381 shares of common stock and to 29.2 votes (30.09022 and 30.1, respectively, as adjusted for the 1994 stock dividend described below).

On January 27, 1994, Chris-Craft's Board of Directors declared a 3% common stock dividend payable in April 1994, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and which will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock. Applicable conversion rates will be adjusted accordingly.

Dividends received consist of the stated cash dividend on the preferred shares and common stock dividends of 3%, 2% and 2%, aggregating $811,328, $427,904 and $513,256 for the years ended December 31, 1993, 1992 and 1991, respectively. The stock dividends were valued using the closing price of Chris-Craft stock on the record date.

(4)    DISTRIBUTIONS TO PARTICIPANTS FOR TERMINATIONS AND WITHDRAWALS:

Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) will be entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death. A participant who otherwise terminates and has five or more years of service while a participant of the Plan will receive 100 percent of his or her account. Any participant who otherwise terminates, having less than five years of participation in the Plan, will receive 100 percent of that part of the participant's own account attributable to the participant's own contributions and a percentage of the shares attributable to the Company's contributions, as follows:
                                         Percentage
                                    Attributable to the
       Years of Participation     Company's Contributions
       ----------------------     -----------------------

       Less than 2                           20
       2 but less than 3                     40
       3 but less than 4                     60
       4 but less than 5                     80
       5 or more                            100

The dollar amount of distributions, which are computed using market values of Chris-Craft shares at dates such shares are ordered to be transferred into the names of terminated participants, are as follows:

                                  Year Ended December 31,
                            ----------------------------------
                               1993        1992        1991
                            ----------  ----------  ----------
Balances in participants'
  accounts upon termination
  or withdrawal             $3,726,075  $1,429,856  $2,318,604
Less - Nonvested amounts
  not distributed             (125,722)    (86,079)    (49,500)
                            ----------  ----------  ----------
Distributions to participants
  upon termination or
  withdrawal                $3,600,353  $1,343,777  $2,269,104
                            ==========  ==========  ==========

(5)    FEDERAL TAXES APPLICABLE TO THE PLAN:

All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated April 14, 1994, that the Plan is qualified under
Section 401 of the Internal Revenue Code (the Code) and the related trust income is exempt from taxation under Section 501(a) of the Code.

(6)    EXPENSES OF THE PLAN:

Participants' accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of Chris-Craft shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants' accounts, but such expenses have been paid by the Company for each year presented.

                                  CHRIS-CRAFT INDUSTRIES, INC.
                                 EMPLOYEES' STOCK PURCHASE PLAN
                            SCHEDULE OF REPORTABLE TRANSACTIONS (1)(2)
                              FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                              Current
                                                                               Value
                                                                            of Asset at
                                   Purchase       Selling       Cost of     Transaction
Description of Asset                 Price         Price         Asset          Date        Net Gain
- - - --------------------              -----------   -----------   -----------   -----------   -----------

CoreStates Liquidity Fund (3) --
   Purchases, 1,605,611 units in
      51 transactions             $1,605,611    $      -      $      -      $1,605,611    $      -

Sales, 1,602,977 units in
   28 transactions                      -         1,602,977     1,602,977    1,602,977           -

Chris-Craft Industries, Inc.
   common stock, --
      Purchases, 50,422 shares in
      38 transactions              1,803,376           -             -       1,803,376           -


Notes:

(1)  Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the quoted market value of Plan assets at the beginning of the year.

(2)  This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold during the year.

(3)  This fund is included in cash and cash equivalents in the accompanying Statement of Net Assets available for Plan Benefits.

                                                                    Exhibit I




                  CONSENT OF INDEPENDENT ACCOUNTANTS






We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35354) of Chris-Craft Industries, Inc. Employees' Stock Purchase Plan of our report dated April 27, 1994, appearing on page 4 of this Form 11-K.









New York, NY
June 21, 1994